PRESS RELEASE

Mexico, Distrito Federal, May 6th, 2014.: Grupo Casa Saba, S.A.B. de C.V. (GCS) (BMV:SAB), and Alliance Boots (AB) announce that they have executed an agreement under which AB will acquire GCS’s pharmacy retail business for an equity value consideration of $8.3 billion Mexican pesos.

The transaction will require AB to launch a tender offer for the shares of Farmacias Ahumada S.A. (BCS:FASA) which trade on the Bolsa de Comercio de Santiago. FASA is one of the leading pharmacy chains in Latin America with over 1,400 stores across Mexico (primarily under the Farmacias Benavides brand) and Chile (under the Farmacias Ahumada brand) and is also the exclusive master franchise licensee for GNC, a chain of health consumer products, in Chile and Brazil.

Controladora Casa Saba, S.A. de C.V. (CCS) a subsidiary of GCS which holds 97.8 per cent of the shares of FASA has irrevocably committed to tender its shares to the offer, subject to the transaction being approved by the anti-trust authority in Mexico and to GCS shareholder approval.

This transaction has been approved by the Boards of Directors of and Alliance Boots GMBH and AB’s obligation to launch and complete the tender offer will be subject to the satisfactory completion of certain conditions. Such conditions include the approval of a majority of GCS shareholders, regulatory approvals (including anti-trust authorities in Mexico), and other customary closing conditions. We expect the transaction to close during the third quarter of 2014.

Manuel Saba, Chairman of the Board of GCS, said, Over the last four and a half years we have successfully consolidated a business model with clear and sustainable competitive advantages based on a deep, experienced and dedicated team and state-of-the art technology. As a result, we have strengthened FASA’s position as a leader in Mexico and Chile, significantly improving profitability and reactivating selling space growth. We believe this transaction brings clear benefits to all stakeholders and is great news for FASA’s customers, employees, suppliers and shareholders. This transaction also represents an important patrimonial decision for GCS and its controlling shareholders as it completely resolves recent liquidity issues at GCS and its subsidiaries. Moreover, the investors to whom GCS had agreed to sell GCS’s wholesale business, Casa Saba, have informed GCS of their intent to approach AB with a view to have AB re-examine the Casa Saba wholesale business.

Stefano Pessina, Executive Chairman of AB, commented: This acquisition will give Alliance Boots a major presence in the attractive growing markets of Latin America, one of our priority areas for investment. It is also a further step towards reaching a truly global footprint for our Group. The well-positioned retail pharmacy businesses of Farmacias Ahumada and Farmacias Benavides will be great additions to our Group’s unique portfolio of retail, product and service brands around the world. We are confident in the high potential for sustainable growth and value generation that will be unlocked by this acquisition, including the opportunity for consumers in Mexico and Chile to access for the first time leading Boots products brands, such as our renowned No7 cosmetics and skincare ranges.

Estructura Partners exclusively advised GCS in this transaction

About GCS

Grupo Casa Saba is one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating one of Mexico’s largest distribution networks of its type. GCS distributes over 15,000 different pharmaceutical products, health, beauty aids and consumer goods, general merchandise and other products to a significant number of Mexico’s pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels through a nationwide distribution network which serves over 14,000 pharmacies.

About Farmacias Ahumada
Farmacias Ahumada is network of pharmacies in Chile providing medicines,pharmacy products,nutritional supplements,beauty, hygiene,personal care and convenience items.Its store networks comprise primarily five store formats:Farmacias Ahumada,Native, Farmarebajas,GNC and Guapa.At December 2013, it operated around 400 outlets in around 98 cities primarily in the central region of Chile, serving more than 47 million customers.Farmacias Ahumada employs around 3,900 people.

About Farmacias Benavides
Farmacias Benavides is a network of pharmacies in Mexico, providing medicines and pharmacy products, convenience items and health & beauty products. It comprises around 1,000 stores which give it with coverage of 21 states (over 150 cities, including Mexico City since 2013) and the Federal District. At the end of 2013, Farmacias Benavides employed around 7,800 people.

About Alliance Boots
Alliance Boots is a leading international, pharmacy-led health and beauty group delivering a range of products and services to customers. Working in close partnership with manufacturers and pharmacists, we are committed to improving health in the local communities we serve and helping our customers and patients to look and feel their best. Our focus is on growing our two core businesses: pharmacy-led health and beauty retailing and pharmaceutical wholesaling and distribution, while increasingly developing and internationalizing our product brands.

Alliance Boots has a presence in more than 25 countries and employs over 108,000 people. Alliance Boots has pharmacy-led health and beauty retail businesses in nine countries and operates more than 3,100 health and beauty retail stores, of which just over 3,000 have a pharmacy. In addition, Alliance Boots has around 605 optical practices, of which around 190 operate on a franchise basis, and around 390 hearing care practices. Our pharmaceutical wholesale businesses deliver over 4.6 billion units each year to more than 170,000 pharmacies, doctors, health centres and hospitals from over 370 distribution centres in 20 countries.

In June 2012, Alliance Boots announced that it had entered into a strategic partnership with Walgreen Co., the largest drugstore chain in the US, to create the first global pharmacy-led, health and wellbeing enterprise.

Figures are approximations as at 31 March 2013 and include associates and joint ventures

Forward-Looking StatementsThis press release contains certain forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements relate to GCS, FASA, AB, their respective businesses and the transaction. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside GCS’s, FASA’s and AB’s control, that could cause actual results of GCS, FASA, or AB to differ materially from such statements. Factors that may cause or contribute to such differences include adverse regulatory developments, deterioration in relationships with suppliers, the imposition of voluntary price restraints or statutory price controls by any government, increased competition in the markets for pharmaceutical, health and beauty, personal care and other consumer products, more stringent environmental regulations, exchange rate fluctuations, high levels of inflation and other risks.The proposed transaction, the financial condition and results of the companies will be subject to numerous risks and contingencies, including successful regulatory approvals, the ability to realize synergies and successfully integrate operations. None of GCS, FASA and AB are under any obligation, and GCS, FASA and AB expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.This press release includes unaudited pro forma financial information that relates to the transaction. However, this information is preliminary, not in accordance with generally accepted accounting principles and not necessarily indicative of historical financial position or of any future financial data.